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SpectRx, Inc.                                                      EXHIBIT 11.1
COMPUTATION OF LOSS PER SHARE
(in thousands, except per share data)




                                      Three Months           Six Months
                                     Ended June 30,        Ended June 30
                                   ------------------    ------------------
                                      1997       1998       1997       1998
                                   -------    -------    -------    -------
Net Loss                           $(1,212)   $(2,038)   $(2,461)   $(3,995)


Weighted average Common Stock
outstanding during the period        1,532      7,929      1,532      7,839
Basic and Diluted
                                   -------    -------    -------    -------


Loss Per Share Basic and Diluted   $ (0.79)   $ (0.26)   $ (1.61)   $ (0.51)
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